SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                   Daleco Resources Corporation
                           (Name of Issuer)

                  Common Stock ($ .10 Par Value)
                  (Title of Class of Securities)

                             23437P109
                          (CUSIP Number)

                         Alfonso C. Knoll,
                   Terra Silex Holding Ltd. Co.
         930 Greenville Road, Denver, Pennsylvania 17517
                          (610) 507-5174
    (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                         with a copy to:
                        David W. Swartz,
                       Stevens & Lee, P.C.
                     111 North Sixth Street
                          P.O. Box 679
                 Reading, Pennsylvania 19603-0679
                         (610) 478-2184

                        November 26, 2001
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Terra Silex Holdings Ltd. Co.
          IRS Identification No.:  23-3803092

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          WC

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          Pennsylvania

7.   Sole Voting Power
          2,527,728 shares

8.   Shared Voting Power
          1,015,200 shares

9.   Sole Dispositive Power
          2,527,728 shares

10.  Shared Dispositive Power
          1,015,200 shares

11. Aggregate amount beneficially owned by each reporting person
          3,542,928 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          23.5%

14.  Type of reporting person*
          00



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Leon Prince

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          515,000 shares

8.   Shared Voting Power
          3,027,928 shares

9.   Sole Dispositive Power
          515,000 shares

10.  Shared Dispositive Power
          3,027,928 shares

11. Aggregate amount beneficially owned by each reporting person
          3,542,928 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          23.5%

14.  Type of reporting person*
          IN



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Alexander Maguire

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          500,000 shares

8.   Shared Voting Power
          3,042,928 shares

9.   Sole Dispositive Power
          500,000 shares

10.  Shared Dispositive Power
          3,042,928 shares

11. Aggregate amount beneficially owned by each reporting person
          3,542,928 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          23.5%

14.  Type of reporting person*
          IN



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Alfonso C. Knoll

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          200 shares

8.   Shared Voting Power
          3,542,728

9.   Sole Dispositive Power
          200 shares

10.  Shared Dispositive Power
          3,542,728 shares

11. Aggregate amount beneficially owned by each reporting person
          3,542,928 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          23.5%

14.  Type of reporting person*
          IN



                            SCHEDULE 13D

CUSIP NO. 23437P109

1.   Names I.R.S. Identification Numbers of Reporting Persons
          Gregory Gennace

2.   Check the appropriate box is a member of a group* (a) [ X ]
                                                       (b) [   ]

3.   SEC use only

4.   Source of Funds*
          PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                        [   ]

6.   Citizenship or place of organization
          USA

7.   Sole Voting Power
          0 shares

8.   Shared Voting Power
          3,542,928 shares

9.   Sole Dispositive Power
          0 shares

10.  Shared Dispositive Power
          3,542,928

11. Aggregate amount beneficially owned by each reporting person
          3,542,928 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                       [   ]

13.  Percent of class represented by amount in row (11)
          23.5%

14.  Type of reporting person*
          IN



     The Schedule 13D of Terra Silex Holdings Ltd. Co. ("Terra Silex"), Leon Prince, Alexander Maguire, Alfonso Knoll and Gregory Gennance (collectively, the "Reporting Persons"), dated September 4, 2001, as amended by Amendment No. 1 to
Schedule 13D, dated September 25, 2001 (collectively,
"Schedule 13D"), relating to the common stock $0.01 per share (the "Common Stock") of Daleco Resources Corporation (the "Company" or "Daleco") is hereby further amended as set forth herein. Capitalized terms used herein but not defined shall have the meanings set forth in the Stock Purchase Agreement attached as Exhibit A to the Schedule 13D, as amended. If the response to an item set forth in the Schedule 13D is not amended herein, such response in the Schedule 13D shall be considered unchanged.

ITEM 2.   Identity and Background.

          Item 2(c) of the Schedule 13D is hereby amended in its entirety to read as follows:

          Mr. Prince is principally engaged in managing his own investments. His principal business address is 1 Saylor Court, Pottstown, Pennsylvania 19464.

          Mr. Maguire is employed by Dearden, Maguire & Weaver as a money manager. His principal business address is 1 Tower Bridge, 100 Front Street, Suite 560, West
          Conshohocken, Pennsylvania 19428.

          Mr. Knoll is a manager of Terra Silex Holdings Ltd.
          Co.  His principal business address is 930 Greenville
          Road, Denver, Pennsylvania 17517.

          Mr. Gennace is a full-time law student. His principal address is 1509F Highpoint Drive, Harrisburg,
          Pennsylvania 17110.

ITEM 4.   Purpose of the Transaction.

          Item 4 of the Schedule 13D is hereby amended to add the following:

          On November 20, 2001, Terra Silex, pursuant to the Stock Purchase Agreement, dated September 20, 2001 purchased an additional 400,000 shares of Common
          Stock of the Company (the "Second Tranche"). The 400,000 shares of Common Stock acquired in the Second Tranche like the 400,000 shares of Common
          Stock acquired in the First Tranche under the Stock Purchase Agreement was acquired to establish a substantial investment position in the Company. The additional shares of Common Stock which Terra Silex has the right and conditional obligation to acquire under the Stock Purchase Agreement (including the Common Stock which Terra Silex has the right to acquire in the Third Tranche (as defined and described under Item 6) if it elects to exercise the Price Warrant (as defined and described in Item 6), is presently intended to be acquired to increase such investment position.

          Pursuant to the Stock Purchase Agreement, the Company's Board appointed one designee of Terra
          Silex, Leon Prince, to such Board prior to the Second Tranche closing on November 20, 2001. The Company is required to use its best efforts to cause Mr. Prince to remain as a director for so long as Terra Silex owns at least 400,000 shares of Common Stock. After completion of the Third Tranche purchase (as defined and described under Item 6) the Company is required to use its best efforts to cause the election of a second designee of Terra Silex and to cause such designee to remain as a director for five (5) years, so long as Terra Silex owns 5% or more of the Company's Common Stock outstanding.

          On November 20, 2001, the Company notified Terra Silex, pursuant to the Stock Purchase Agreement, that the Company had completed a block sale ("Block Sale") of more than 500,000 shares of its Common Stock to Sumitomo America, Inc. Under the Stock Purchase Agreement, Terra Silex has a 30-day option to purchase additional shares of Common Stock to preserve its percentage of ownership in the Company in the event of a Block Sale by the Company. Accordingly, Terra Silex has the right, but not the obligation, to purchase up to 17,728 additional shares of Common Stock at a price of $1.25 per share on or before December 19, 2001. Terra Silex has formed a preliminary intent to exercise this option.

          On November 26, 2001, Reporting Persons Leon Prince and Alexander Maguire, in their individual capacities, entered into individual and separate Stock Purchase Agreements to each purchase 500,000 shares of the Company's Common Stock from Thomas Smith, an employee of 16/6, Inc., a wholly owned subsidiary of the Company. The Stock Purchase Agreement between Leon Prince and Thomas Smith, and the Stock Purchase Agreements among Alexander Maguire, the Alexander Maguire IRA and Thomas Smith are attached to this Amendment No. 2 as Exhibits "D," "E" and "F" respectively. The Common Stock purchased by Reporting Persons Leon Prince and Alexander Maguire, in their individual capacities, was acquired to increase their respective individual equity ownership interests in the Company.

          Terra Silex or any of the Reporting Persons, in their individual capacities, may make additional purchases of Common Stock (or Common Stock equivalents either in the open market or in private transactions, depending on Terra Silex's evaluation of the Company's business, prospects and financial condition, the market for the Company's securities, general economic conditions and other factors. Depending on these and other factors, Terra Silex may also dispose of all or part of their investment at any time, subject to securities law considerations. Nothing in the Stock Purchase Agreement restricts these rights.

          Except as described above, at the present time, the Reporting Persons have no plans that would relate to any transaction change or event specified in clauses
          (a) - (j) of the special instructions of Item 4 of
          Schedule 13D. The Reporting Persons, may, however, change their investment intent and/or purposes. In the event of a material change in its intent, the Reporting Persons will file an amendment to this
          Schedule 13D to reflect such changed intent.

          The responses to Item 5 and to Item 6 of this Amendment No. 2 to Schedule 13D hereby incorporated by reference.

Item 5.   Interest in Securities of the Issuer.

          Item 5(a), Item 5(b) and Item 5(c) of the
          Schedule 13D are hereby amended as follows:

          (a)  The Reporting Persons may be deemed the
               beneficial owner, in the aggregate, of 2,025,200 shares of Common Stock actually owned by the Reporting Persons on November 26, 2001 and 3,542,928 shares beneficially owned after giving effect to shares of Common Stock which Terra Silex has the right to acquire within 60 days, as required by Rule 13d-3.

               Based on 15,088,536 shares of Common Stock outstanding on November 26, 2001, Reporting Person Terra Silex owns of record 1,010,000 shares, representing approximately 6.7% of the shares of Common Stock outstanding as of such date. Reporting Person Leon Prince, a member of Terra Silex, owns 515,000 shares of Common Stock in his individual capacity, which constitutes approximately 3.4% of the shares of Common Stock outstanding on November 26, 2001. Alexander Maguire, a member of Terra Silex, owns 500,000 shares of Common Stock in his individual capacity, which constitutes approximately 3.3% of the shares of Common Stock outstanding on November 26, 2001. Alfonso C. Knoll, a member of Terra Silex, owns 200 shares of Common Stock in his individual capacity, which constitutes less than one percent of the shares of Common Stock outstanding on November 26, 2001.

               Based on the sum of (i) 15,088,536 shares of Common Stock outstanding on November 26, 2001 and (ii) the 1,517,728 shares deemed outstanding under Rule 13d-3 (because Terra Silex has the right to acquire such shares within 60 days), Reporting Person Terra Silex beneficially owns 3,542,928 shares (consisting of the 2,025,200 shares it owns of record and beneficially and the 1,517,728 shares it has the right to purchase within 60 days under the Stock Purchase Agreement and the Price Warrants), representing 23.5% of the shares outstanding and deemed outstanding under Rule 13d-3.

               Based on the sum of (i) 15,088,536 shares of Common Stock outstanding on November 26, 2001,
               (ii) the 1,517,728 shares deemed outstanding under Rule 13d-3 as a result of the right of Terra Silex to acquire such shares within 60 days, and (iii) the approximately 9,700,000 shares of common stock underlying common stock equivalents outstanding and held by other parties, the 3,542,928 shares of Common Stock beneficially owned by Reporting Person Terra Silex constitutes approximately 13.4% of the shares of Common Stock outstanding on a fully diluted basis.

          (c) The following table sets forth transactions by the Reporting Persons in the Common Stock over the prior sixty days:

                              Number                    Total
                                of                      Price
 Date                         Shares      Price          Per
Acquired   Purchaser         Acquired   Per Share      Purchase

11-20-01 Terra Silex         17,728(1)   $1.25      $ 22,160.00
11-20-01 Terra Silex        400,000(2)    1.25       500,000.00
11-26-01 Leon Prince        500,000(3)    1.25       625,000.00
11-26-01 Alexander Maguire  500,000(4)    1.25       625,000.00

_______

(1) Shares purchasable by Terra Silex under Stock Purchase Agreement within 30 days.
(2) Shares purchased by Terra Silex pursuant to the Second Tranche closing under the Stock Purchase Agreement.
(3) Shares purchased by Reporting Person Leon Prince under the Prince SPA (as defined and described in Item 6 hereof).
(4) Shares purchased by Reporting Person Alexander Maguire under the Maguire SPA (as defined and described in Item 6 hereof).

_______

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

          Terra Silex entered into a Stock Purchase
          Agreement, dated September 20, 2001, with the Company. Terra Silex purchased 400,000 shares of Common Stock simultaneously with the execution of the Agreement, which constituted the First Tranche under the terms of the Stock Purchase Agreement. Of such shares, 120,000 shares of such Common Stock were purchased for cash at $1.25 per share. The remaining 280,000 shares were acquired in exchange for the satisfaction of a judgment obtained against the Company and a subsidiary, in November 2000, in favor of a creditor which judgment was acquired by Terra Silex. Based on information provided by the Company, the judgment creditor had demanded that the Company pay in excess of $350,000 to fully satisfy such judgment.
          The closing asked price quotation for shares of the Company's Common Stock on September 20,
          2001, in the pink sheets in the over the counter market was $1.05 per share.

          Under the Agreement, the Company also agreed to sell, and Terra Silex agreed to purchase, an additional 400,000 shares of Common Stock (the "Second Tranche" purchase), within 45 days after the signing of the Agreement, and an additional 1 million shares of Common Stock (the "Third Tranche" purchase) 60 days from the Second Tranche purchase (which period may be extended under certain circumstances). In accordance with the terms and conditions of the Stock Purchase Agreement, Terra Silex completed the Second Tranche purchase on November 20, 2001. The obligations of Terra Silex to complete the Third Tranche purchase are subject to a number of conditions, including, but not limited to, a satisfactory due diligence review, certain representations and warranties made by the Company remaining true and correct, there being no material adverse change in the Company's business, and the Company's compliance with certain covenants. Thus, there can be no assurance Terra Silex will complete the Third Tranche purchase.

          In accordance with the Stock Purchase Agreement, the Company appointed one designee of Terra Silex, Leon Prince, to the Company's Board of Directors prior to the Second Tranche purchase. After completion of the Third Tranche purchase, the Company is required to use its best efforts to cause the election of a second designee of Terra Silex to the Board of Directors.

          On November 20, 2001, the Company notified Terra Silex, pursuant to the Stock Purchase Agreement, that the Company had completed a Block Sale of shares of its Common Stock to Sumitomo Corporation of America. Under the Stock Purchase Agreement,
          Terra Silex has a 30-day option to purchase additional shares of Common Stock to preserve its percentage of ownership in the Company in the event of a Block Sale by the Company. Accordingly, Terra Silex has the option, but not the obligation, to purchase up to 17,728 additional shares of Common Stock at a price of $1.25 per share by December 19, 2001.

          Under the Warrant Agreement executed by the parties in connection with the Stock Purchase Agreement, the Company, in consideration of Terra Silex's efforts in organizing and structuring the purchases of the Common Stock and its agreement to purchase shares of Common Stock at a price substantially above current market prices, granted to Terra Silex a warrant to purchase 500,000 additional shares of Common Stock at an exercise price of $1.25 per share (the "Price Warrant"). The Price Warrant may be exercised in whole or in part, on one or more occasions, in multiples of 50,000 shares as follows:

            (i)  Between September 20, 2001 and December 31,
                 2006 - 125,000 shares of Common Stock

           (ii) After the Second Tranche closing and until December 31, 2006 - 250,000 shares of Common
                 Stock

          (iii) After the Third Tranche closing and until December 31, 2006 - 500,000 shares of Common
                 Stock

          The exercise period for the Price Warrant may be extended under certain circumstances, and the Price Warrant is subject to limited antidilution protection.

          The shares of Common Stock acquired by Terra Silex under the Stock Purchase Agreement and any shares of Common Stock acquired by Terra Silex under the Price Warrant are subject to the terms of the Registration Rights Agreement between Terra Silex and the Company dated September 20, 2001. Under the Registration Rights Agreement, Terra Silex has the right, subject to customary restrictions and limitations, to one demand registration and an unlimited number of piggyback registrations.

          On November 26, 2001, Reporting Persons Leon Prince and Alexander Maguire, in their individual capacities, entered into individual and separate Stock Purchase Agreements to each purchase 500,000 shares of the Company's Common Stock at a price of $1.25 per share. The Stock Purchase Agreement dated November 26, 2001 between Leon Prince and Thomas Smith (the "Prince SPA"), the Stock Purchase Agreement dated November 26, 2001 between Alexander Maguire and Thomas Smith (the "Maguire SPA") and the Stock Purchase Agreement dated November 26, 2001 between the Alexander Maguire IRA and Thomas Smith (the "Maguire IRA SPA") are attached to this Amendment No. 2 as Exhibits "D," "E" and "F" respectively.

          The foregoing descriptions of the Stock Purchase Agreement, the Price Warrant and the Warrant Agreement, the Registration Rights Agreement, the Prince SPA, the Maguire SPA and the Maguire IRA
          SPA constitute summaries only and do not purport to be complete. Such descriptions are qualified in their entirety by reference to the Stock Purchase Agreement, the Warrant Agreement, the Registration Rights Agreement, the Prince SPA, the Maguire SPA, and the Maguire IRA SPA which are set forth on Exhibit A, Exhibit B, Exhibit C, Exhibit D, Exhibit E and
          Exhibit F, respectively, to this Schedule 13D, as amended. Exhibits A, B, C, D, E and F are hereby incorporated by reference herein.

ITEM 7.   Material to be File as Exhibits

          Item 7 is hereby amended by adding the following at the end thereof:

          The Prince SPA is attached hereto as Exhibit D.  The
          Maguire SPA is attached hereto as Exhibit E.  The
          Maguire IRA SPA is attached hereto as Exhibit F.



                            Signatures

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 6, 2001          TERRA SILEX HOLDINGS LTD. CO.


                           By  /s/ Alfonso C. Knoll
                                 Alfonso C. Knoll
                                 Manager


                           _/s/ Leon Prince _____________
                                 Leon Prince


                           _/s/ Alexander Maguire________
                                 Alexander Maguire


                           _/s/ Alfonso C. Knoll_________
                                 Alfonso C. Knoll


                           _/s/ Gregory Gennace _________
                                 Gregory Gennace


                          Exhibit Index

          The Exhibit Index is hereby amended by adding the following text at the end thereof, the documents to which such text refers being attached hereto:

Exhibit D - Stock Purchase Agreement, dated as of November 26,
            2001 between Leon Prince and Thomas Smith

Exhibit E - Stock Purchase Agreement, dated as of November 26,
            2001 between Alexander Maguire, and Thomas Smith

Exhibit F - Stock Purchase Agreement, dated as of November 26,
            2001 between the Alexander Maguire IRA and Thomas
            Smith